Exhibit 10.19

School Building Lease Contract
of The British International School

Beijing Limai School (hereinafter referred to as Party A)
Address: Tianzhu Development Zone, Shunyi District, Beijing, China
Zip code: 100300
Tel: [   ], Fax:[   ]
Representative: Lan Chun Title: Principal

Nord Anglia Education Plc (hereinafter referred to as Party B)
Address: Nord House,
          Third Avenue, Centrum 100
          Burton-upon-Trent, Staffordshire
          DE14 2WD
          U.K.
Zip code:
Tel:[44-1283-496900], Fax:[44-1283-496541]
Representative: ANDREW FITZMAURICE Title: Chief Executive Officer

The respective registration certificates of Party A and Party B are attached to this Contract as Schedule 1.

Whereas:



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(a) Party A will build and own the School Buildings for Lease (as defined below in Article 1.2(d)) inside the Premises (as defined below in Article 1.2(c)), and will lease the School Buildings for Lease to an international school upon completion.

(b) Party B is an international education organization and is willing to rent the School Buildings for Lease for use of establishing Beijing Shunyi British International School.

Pursuant to the provisions of the Contract Law of the People's Republic of China (PRC), the Urban Property Administration Law of the People's Republic of China (PRC) and other relevant laws, regulations and rules, and based on the principle of mutual benefit, Party A and Party B have hereby entered into this Contract for the lease of the School Buildings for Lease to Party B.

1.   (General Provisions)

1.1   (Preamble)

Party A hereby warrants and represents that, Party A will legally build and own the School Buildings for Lease. Party A has lawfully obtained the State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit for the School Buildings for Lease, and represents that true copies of these documents are attached hereto as Schedule 2 of this Contract. Party A, as the leasor, represents and warrants that, as of the first day and throughout the lease term, it shall have the legal right to lease the School Buildings for Lease to Party B.

1.2   (Definitions and Interpretations)

In this Contract, the following definitions shall apply:

(a)   **"Government"** means the government of the PRC;

(b)   **"Permitted Use"** means that the School Buildings for Lease will be used to house an international school for pupils and middle school students aged from 3 to 18 and pre-school children;



(c)   **"Premises"** means Limai School's buildings and area on Anhua Street, Hou Sha Yu Town, Shuyi District, Beijing, as described in Schedule 3 ("The Overall Plan of Limai School International Section") attached.

(d)   **"School Buildings for Lease"** means the buildings and area leased by Party B inside the Premises, as set forth in Schedule 4 ("The Plan of School Buildings for Lease"), with the area of lease being approximately 21,500 square meters, including:

       (i)   all additions and improvements to the school buildings;

       (ii)   all fixtures and fittings (whether structural or non-structural) in the school buildings whether or not originally fixed to them except any fixture or fitting installed by Party B for the purposes of its business that can be removed from the Premises without defacing the School Buildings for Lease and subject to written permission by Party A;

       (iii)   the finishings applied to the interior of the external walls and to any structural columns;

       (iv)   the doors and windows and door and window frames;

       (v)   elevators and staircases and all internal access or passages in the school buildings;

       (vi)   the Service Facilities (as defined below) that exclusively serve the School Buildings for Lease inside the Premises;

(e)   **"Rent"** means the rent as detailed in Article 4 of this Contract;

 

(f)   **"RMB"** means Chinese Renminbi;

(g)   **"Service Facilities"** means roads, pathways, sewers, drains, gutters, pipes, ducts, wires, chimneys, fibre optic backbone and other transmission, telecommunications and IT media related to the School Buildings for Lease, including any fixings, louvres, cowls and other covers and ancillary apparatus;

(h)   **"Term"** means the 20-year term as detailed in Article 3 of this Contract;

(i)   **"Construction Period"** means the period from the effective date of this Contract to the date of the handover of the leased property by Party A (July 31, 2008);

(j)   **"Utilities"** means the sewage drainage, water, electricity, gas, telecommunications and transmission of information;

2.   (Lease of the School Buildings)

2.1   Location: The Parties have agreed that Party A will build school buildings with an area of approximately 33,300 square meters inside the Premises according to the design and construction plan approved by the Parties. See the area marked in Schedule 3 of this Contract for details.

2.2   Party B will rent the School Buildings for Lease inside the Premises for opening a school. The area for the School Buildings for Lease shall be approximately 21,500 square meters. For the purposes of calculating the rent for the School Buildings for Lease, the area shall be as shown on the final construction area survey report. Party B expects to declare the school opening inside the School Buildings for Lease on 1 September 2008, after receiving government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening an international school in Shunyi Development Zone and obtaining all necessary educational licences.



2.3   Party A shall be responsible for the construction, decoration and immovable fixtures and fittings (including, for example, central air conditioners, elevators, utilities and Internet cabling) at the Premises and Party B shall be responsible for all movable fixtures and fittings (including, for example, computers, tables, chairs, sporting equipments and facilities for the swimming pools). The specification and type of the fittings as described in this Article, to be provided by Party A shall be decided through negotiation between Party A and Party B.

2.4   The materials chosen for construction of the Premises shall be maintained complying with national standards. The service life of the structure of the buildings inside the Premises shall be more than 50 years.

2.5   Party A shall provide all the capital for the main structure of the Premises and the school buildings (according to the standards of the construction drawings) and immovable fixtures, fittings and all the decoration.

3.   (Term of Lease)

3.1   The lease term of the School Buildings for Lease shall be 20 years, commencing on 1 September 2008 (i.e. the commencing date of the lease) and ending on 31 August 2028. Party B shall have the right to choose whether to extend the lease for another five years upon the expiration of the lease term. Party B must serve a written notice to Party A of its intention to exercise its five-year extension option by the year preceding the expiration of the lease term, that is, by 1 September 2027. The Parties will agree on the rental for the five-year extension within one calendar month after the notice of extension is served. The rental for the 5-year extension period shall not exceed ±7% of the rental set in this Contract.

3.2   If Party B fails to obtain the government authorization from the Ministry of Education




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and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences before July 31, 2008, the commencing date of the lease of the School Buildings for Lease will be correspondingly postponed to the school's official opening date.

3.3 Party B may terminate this Contract on written notice to Party A at any time within the lease term. However, if Party B terminates this Contract in the first six years of the lease term, Party B shall (unless the lease is terminated due to a breach by Party A) pay Party A all of the outstanding rent due for the six years of the lease as a default fine. If Part B terminates this Contract after the first six years of the lease term, it shall, unless the lease is terminated due to a breach of this Contract by Party A, give Party A one year prior written notice.

4. (Payment of Rent)

4.1 The base annual rent shall be calculated at the rate of RMB 1092 per construction square meter, as shown on the final construction area survey report, per year. In the first year, the annual rent shall be 60% of the base annual rent (RMB 655.2 yuan per construction square meter). In the second and third years, the annual rent shall be 70% of the base annual rent (RMB 764.4 yuan per construction square meter). In the fourth and each subsequent year of the lease, the annual rent shall equal 100% of the base annual rent (RMB 1092 per construction square meter).

4.2 Party B shall pay the rent in Renminbi or United States Dollars. If Party B pays the rent in United States dollars, the exchange rate to be used in calculating the rent shall be the middle rate for the exchange of United States Dollar and Renminbi as published on the payment date by the Bank of China.



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4.3   Party B shall pay the rent on the 15th of September, December, March and June of each year for the corresponding quarter. After Party A receives the payment, it shall issue a tax invoice to Party B of the equivalent amount. If Part B fails to pay the rent after 15 days as of the rent calculation date, Part B shall pay a default fine at 0.05% of the rent for the corresponding quarter to Party A for each overdue day, unless Party A is reposponsible for such delay or force majeure causes such delay. If Party B fails to pay a rental payment within three months of such rental payment becoming due and payable, Party A shall serve a written notice and negotiate with Party B whether to cancel this Contract. Consequently, if the Parties decide to terminate this the first six years of the lease term, Party B shall pay the any outstanding rent for the first six years as a default fine. Where the overdue payment occurs after the first six year, Party B shall pay any outstanding amounts of the current year's rent as a penalty,

5.   (Property Managment)

After Party A hands over the School Buildings for Lease to Party B, Party B shall undertake all of the security, cleaning and other property management work by itself, and it shall also bear the related expenses therefor. However, Party B shall not pay any property management expenses to Party A.

6.   (Priority Lease Right)

Upon the expiration of the lease term as agreed in this Contract, Party B shall enjoy the option to extend the lease in accordance with the provisions in Article 3.1 of this Contract. If Party B renews the lease after the expiration of the lease term as provided in this Contract, Party A and Party B shall execute a separate lease contract.



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7.   (Responsibilities of Both Parties)

7.1.   (Party A's Responsibilities)

7.1.1   Party A shall undertake the risks and bear the expenses by itself, and undertake the design, construction, decoration and fittings installation of the Premises (including the School Buildings for Lease) according to the design and construction plan approved by the Parties and in accordance with the provisions of Schedule 5 attached hereto ("The Project Construction Responsibilities and Standards"). Party A shall be responsible for obtaining all government approvals required to accomplish the design and construction set forth in Schedule 5. Party A guarantees to finish and clear up the exterior environment of the school buildings, including the fencing, entry path, landscape and lawns, and complete such work before the opening of school at the Premises.

7.1.2   Party A shall undertake the property right, land use fees, leasing taxes and all payable taxes of the property for lease at the Premises.

7.1.3   Party A shall conduct the construction, and installation of the Premises (including the School Buildings for Lease), provide and lease the Premises (including the School Buildings for Lease) in good quality to Party B, decorated according to requirements of Party B.

7.1.4   Party A undertakes that, after completing the construction, decoration and fittings installation of the School Buildings for Lease in accordance with the provisions in Schedule 5 and after obtaining the completion and acceptance documents for such school buildings issued by the relevant governmental departments, it will hand over the School Buildings for Lease in their entirety to Party B before July 31, 2008. The School Buildings for Lease handed over shall comply with the requirements in Schedule 6 "The Conditions for Handover of the School Buildings for Lease". If Party A delays the handover, it shall pay a penalty to Party B to remedy the loss that Party B will suffer because Party B is unable to open school inside the School Buildings for Lease. The penalty shall be calculated at

 

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2,000,000 RMB per year proportionated to the delayed years (the year in which the delay occurs shall be regarded as a full year). For example, if Party B is unable to open school at Premises on September 1, 2008 due to Party A's delay in handover, Party A shall pay a default fine of 2,000,000 RMB to Party B. Before Party B successfully obtain the said approval and the necessary educational licences, Party A shall not be responsible for the penalty of delaying the Handover of the School Buildings for Lease.

7.1.5   Within the relevant maintenance period as provided below in this Contract, Party A shall be responsible for the maintenance of the School Buildings for Lease as well as all the other fixtures and fittings (including without limitation the central air conditioners, water pumps, etc.) installed inside the School Buildings for Lease and bear the related expenses. After the relevant maintenance period as described below expires, Party B shall be responsible for the maintenance and bear the related expenses. Party B shall be responsible for the maintenance of the daily-use equipment (including without limitation the central air conditioners and water pumps) and the replacement the wearing parts as well as the replacement and maintenance of the fittings and parts damaged due to Party B's actions.

1)   The maintenance period of basic facilities, ground base and main body structure construction is 50 years from the start of the lease.

2)   The maintenance period of the roof waterproofing is 20 years from the start of the lease.

3)   The maintenance period of waterproof ordered toilets and rooms, and against leakage of the exterior walls, is 20 years from the start of the lease.

4)   The maintenance period against leakage in any cellar or pipe is 20 years from the start of the lease.

5)   The maintenance period of the plaster layer on metope and shed on roof is 20 years from the start of the lease.

6)   The maintenance period of crazing of ground air durm and sand-raising is 20 years from the start of the lease.



7)   The maintenance period against warping of, or flaws in, the doors and windows is 3 years from the start of the lease.

8)   The maintenance period for pipea and lines for electricity, drains, and installed equipment is 20 years from the start of the lease.

9)   The maintenance period of switches of lamps and electrical appliances is 6 months from the start of the lease.

10)   The maintenance period against pipe clogging is 2 months from the start of the lease.

11)   Party A will paint the exterior and interior wall at least once every 5 years.

12)   As other parts of building, the maintenance period should be discussed and determined by Party A and B.

7.2   (Party B's Responsibilities)

7.2.1.   The expenses for water, electricity, gas and communication incurred by Party B as of the commencing date of the rent shall be borne by Party B.

7.2.2.   Party B shall legally use the School Buildings for Lease according to the permitted uses as provided in this Contract, and may not change the nature of use; and Party B must get written approval from Party A if it wants to sublease the School Buildings for Lease to a third party. Party B may not store hazardous materials in the School Buildings for Lease and shall undertake all liabilities if the School Buildings for Lease and the auxiliary facilities are damaged by breach of this section.

7.2.3   Party A shall be responsible for the interior and exterior decoration and construction of the school buildings as well as the disposition and installation of the immovable fixtures and fittings and the engineering facilities. Party B must maintain the overall image of such school buildings and conduct the security, cleaning, daily-use maintenance of the fittings, etc. over such school buildings.

 

7.2.4 If Party B needs to redecorate or renovate the School Buildings for Lease, it shall obtain a prior written approval from Party A (which approval may not be unreasonably delayed or denied) and the redecoration or renovation shall comply with the State's related regulations in respect of property management. Party B shall bear the expenses on its own.

7.2.5 Party B shall use the School Buildings for Lease properly. Fire protection, noise pollution prevention, public area cleanliness and parking inside the School Buildings for Lease shall comply with the regulations of the related governmental departments and the requirements of laws. If damage of the **School Buildings for Lease** due to Party B has been caused by fire or other accident, Party B shall bear civil liability according to law.

7.2.6 Party B shall notify Party A promptly of any material damage to the leased property.

7.2.7 If Party B fails to obtain the government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences before the handover of the School Buildings for Lease on July 31, 2008, both Parties agree that Party B shall pay the rent or the default fine to Party A according to the following methods so as to remedy Party A's business loss. The detailed plan is as follows:

- If Party B fails to obtain the said approval and the necessary educational licences during the period from September 1, 2008 to March 31, 2009, Party B





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shall not need to pay the rent for such period;

- If Party B fails to obtain the said approval and the necessary educational licences during the period from April 1, 2009 to August 31, 2009, Party B shall pay the rent of RMB7,800,000.00yuan or US$1,000,000.00 in total for such period.

- If Party B fails to obtain the said approval and the necessary educational licences on or before September 1, 2009, Party B will pay RMB23,400,000.00 yuan or US$3,000,000.00 in total as the full default fine, and both parties shall have the right to teminate this Contract.

7.2.8 Upon the expiration of the lease term or the termination of this Contract, unless otherwise provided for in this Contract, Party B shall retain the ownership over its self-installed fixtures and fittings, and may remove all the fittings (including the fixings and movable partitions built by Party B inside the School Buildings for Lease). Party A agrees not to collect rent or other fees from Party B within the above removal period (30 days).

8. (Party A's covenants and agreements)

Party A covenants and agrees with Party B as follows:

8.1 Party A shall own the legal title to the land use right in respect of the leased property and all the buildings inside the School Buildings for Lease, and it also has the lawful right to enter into this Contract with Party B;

8.2 Party A has paid all the fees and charges to the government in relation to the land use right over the School Building for Lease inside the Premises;

8.3 The School Buildings for Lease have not been subject to any existing mortgage or legal charge as of the date of this Contract, and any future mortgage or legal charge created by Party A affecting the School Buildings for Lease inside the Premises shall be subject to this Contract and Party A shall undertake that all the rights and interests of Party B under this Contract would not be damaged;




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8.4 Party A will lease the School Buildings for Lease to Party B for Party B's exclusive use and possession so that Party B could open an international school inside the School Building for Lease. Party A agrees that Party B and its invitees may have 24-hour free and uninterrupted right of entry into the School Buildings for Lease through the public area of the Premises;

8.5 Party A shall be responsible for all the charges for the Utilities used at the School Buildings for Lease incurred before the commencement of the lease term;

8.6 Party A will provide all the Service Facilities at the School Buildings for Lease according to Party B's needs. If Party B wishes to increase the capacity of the existing Service Facilities beyond the guaranteed capacity, Party A will use its best endeavors to assist Party B to liaise with the relevant Utilities providers, and be responsible for increasing the capacity of the Utilities provided to the School Buildings for Lease which complies with the State's stipulations. Party B bear the expense of increasing the capacity of the existing Service Facilities beyond the guaranteed capacity.

8.7 Party A shall conduct the construction, decoration and installation in accordance with the provisions of Schedule 5 ("The Project Construction Responsibilities and Standards") of this Contract, and undertake that the construction complies with the indicators and requirements of Schedule 5.

8.8 Party A will handover the School Buildings for Lease on time in accordance with the conditions and requirements provided in Schedule 6 "The Conditions for Handover of the School Buildings for Lease".

8.9 Except as expressly and specifically set forth in this Contract, Party B shall not have any further obligation to pay any expenses to Party A in relation to the School Building for Lease or the use of the School Buildings for Lease by Party B.




9. (Breach of Contract and Termination)

9.1 In the event that any Party ("**Defaulting Party**") (a) makes any representation, warranty and covenant in this Contract which is not in compliance with the fact, or (b) breaches or fails to fully perform its covenants, warranties or obligations hereunder, the Defaulting Party shall compensate or indemnify the other Party ("Non-defaulting Party") for all expenses, losses, damages, debts and liabilities, including but not limited to the investigation expenses, attorney fees and accountant fees, and any other damages (regardless whether a third party claim is involved) caused by such breach of contract actions of the Defaulting Party, except those which have been waived in writing by the non-defaulting party.

9.2 In addition to that this Contract may be terminated upon written agreement between both Parties, either Party may terminate this Contract immediately upon the occurrence of any of the following events:

(a) the other Party is prevented from performing its obligations by reason of an Event of Force Majeure for a period of six (6) months or more;

(b) the other Party is involved in cancellation or revocation of its business license, bankruptcy, receivership, liquidation, a composition with its creditors, dissolution, or any similar proceeding;

(c) the relevant government department requires to stop building/remove the leased property or imposes restrictions on the rights and interests attached to the leased property; or

(d) the performance of this Contract has become in any material respect commercially impracticable by virtue of any law, order, interference or intervention of any government agency.

In the event that one of any above events occurs, either Party is entitled to terminate this Contract without penalty after giving the other Party a notice on termination of this Contract. This Contract shall be terminated on the date ("**Termination Date**") when the other Party receives the relevant termination notice.



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9.3 In the event that any of the warranties made by Party A is or becomes untrue at any time, or Party A fails to comply with the Contract in any material aspect and such material losses or untrue warranties fail to be rectified within thirty (30) days after the delivery of Party B's notice thereof, Party B shall have the right to terminate this Contract. After the termination of this Contract, Party A shall undertake all the compensation responsibilities for the loss suffered by Party B and the expenses incurred by Party B, including but not limited to all the expenses incurred by Party B for the decoration and installation of the School Buildings for Lease.

10. (Effectiveness of Contract)

This Contract shall go into effect after being signed and sealed by Party A and Party B and after Party A has obtained the State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit set out in Schedule 2 of this Contract.

11. (Other Provisions)

11.1 If such school buidings and the fittings thereof are damaged due to the reason of force majeure, the Parties shall not undertake liabilities against each other. If such circumstances continue for five weeks or more, Party B shall have the right to terminate the lease without paying any compensation to Party A to repair or rebuild the leased property.

11.2 In case any disputes arise out of the performance of this Contract, Party A and Party B shall settle them through negotiation. If the dispute could not be settled through negotiation, any Party may refer such disputes to China International Economic and Trade Arbitration Commission for arbitration in Beijing.

11.3 Each Party shall undertake its taxes payable during the lease term in accordance with the State's regulations.

11.4 Any unsettled matters of this Contract shall be subject to further discussion between

 

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Party A and Party B. The Schedules to this Contract shall have the same legal effect with this Contract.

11.5 This Contract is made in four copies and each Party holds two copies.

11.6 Duty of confidentiality: in order to protect the business secrets of the Parties, Party A and Party B promise that, any Party shall undertake the duty of confidentiality over the business secrets of the other Party known as a result of the negotiation and execution of this Contract as well as the contents of this Contract; and the disclosing Party shall undertake all the compensation liabilities for the loss caused to the other Party due to its secret disclosing act.

11.7 Party B shall register Beijing Shunyi British International School at the location of the leased school buildings within twelve months after obtaining the government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences. At the time Party A will execute a separate transfer agreement to this Contract with Beijing Shunyi British International School to transfer all the rights and obligations of Party B as created by this Contract to Beijing Shunyi British International School.

11.8 The laws of the People's Republic of China shall apply to this Contract.

11.9 This Contract is written in English and Chinese. Both versions have the same legal force. In case of any discrepancy between the two versions, the Chinese version shall prevail.




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1.   (Schedule 1 "The Registration Certificates of Party A and Party B")

2.   (Schedule 2 "The State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit")

3.   (Schedule 3 "The Overall Plan of Beijing Limai School International Section")

4.   (Schedule 4 "The Plan of School Buildings for Lease")

5.   (Scheduel 5 "The Project Construction Standards")

6.   (Schedule 6 "The Conditions for Handover of the School Buildings for Lease")

(Party A):	(Party B):
(Beijing Limai School)	Nord Anglia Education Plc

(Seal)   (Seal)

   

Signature of Representative: Signature of Representative

Date of Execution: 19.9.2007   Date of Execution: 19.9.2007

   

(English Translation)

The People's Republic of China
Business Unit Legal Person Certificate
(Duplicate)

Shi Zheng Di No. 211011000002

[Stamp of State Business Unit Registration and Administration Bureau]

Determined by State Business Unit Registration and Administration Bureau

Term of Validity: January 23, 2009 to March 31, 2010

Name	Beijing New Talent Academy
Objectives and Scope of Business	Provision of senior high school level qualification education as well as junior high school and elementary school level compulsory education, promotion of fundamental education and provision of childcare and education services for pre-school children. Provision of senior and junior high school and elementary school level qualification education, and early childhood care education
Address	Anhua 9, Houshayu, Shunyi District, Beijing
Legal Representative	Lan Chun
Source of Funds	Self-funding
Start-up Capital	RMB200 million
Promoting Unit	Beijing Tianzhu Real Estate Development Company

[Handwritten: Limited for use in supporting the appendices to the School Building Lease Contract of The British International School.]

Registration and Administration Unit	[Stamp of (Illegible)]
Annual Approval Seal	[Four seals showing the validity extended to March 31, 2011, 2012, 2013 and 2014, respectively.]

The People's Republic of China
Private School Operating Permit
(Duplicate)

Jiao Min No. □□□□□□□□□□□□□□□
[Number (Illegible)]

Name:	Beijing New Talent Academy
Address:	Anhua 9, Houshayu, Shunyi District, Beijing
Principal:	Lan Chun
Promoter:	Beijing Yingcheng Real Estate Development Company, Beijing Tianzhu Real Estate Development Company
Type of School:	High school
Scope of Education:	pre-school education, elementary school education, junior high school education, senior high school education
Competent Authority:	Education Committee of Shunyi District
Term of Validity:	April 1, 2013 to March 31, 2016

Issuing Authority (Stamp)
[Stamp of Education Committee of Shunyi District, Beijing specially for Education Committee of Shunyi District]

Remarks: Request a reasonable return

Findings of Annual Inspection

[Handwritten: Limited for use in supporting the appendices to the School Building Lease Contract of The British International School.]

No.2008 0094249

PERMIT OF SCHOOL FOR CHILDREN OF FOREIGN NATIONALS IN BEIJING
(DUPLICATE)

APPROVAL No.: Jing Jiao Wai Zhun Zi 2010 No. 5

NAME OF SCHOOL:		The British School of Beijing	
ADDRESS OF SCHOOL:		No. 5, West Six Street, Sanlitun, Chaoyang District, Beijing	
LEGAL REPRESENTATIVE / PERSON IN CHARGE:		Stewart Roger Gordon Fry	
PRINCIPAL:		Michael wayne Gant Embley	
RANGE OF ENROLLMENT:		Children of foreign nationals resident in Beijing	
LEVEL OF EDUCATION:		Pre-school education, primary school, junior middle school, senior middle school	
DATE OF EXPIRY:	YEAR	MONTH	DAY
	2015	March	5
DATE OF APPROVAL:	YEAR	MONTH	DAY
	2010	March	5
APPROVED BY: [Stamp of Beijing Municipal Education Commission]			

ANNUAL REVIEW FORM OF PERMIT OF SCHOOLS FOR CHILDREN OF FOREIGN NATIONALS IN BEIJING		
[Stamp of Annual Review Passed Valid until March 2011] QUALIFIED BY: (STAMP) Date: March 17, 2010	[Stamp of Annual Review Passed Valid until March 2012] QUALIFIED BY: (STAMP) Date: March 2, 2011	[Stamp of Annual Review Passed Valid until March 2013] QUALIFIED BY: (STAMP) Date: May 17, 2012
[Stamp of Annual Review Passed Valid until March 2014] QUALIFIED BY: (STAMP) Date: March 21, 2013	QUALIFIED BY: (STAMP) Date:	QUALIFIED BY: (STAMP) Date::

DETERMINED BY BEIJING MUNICIPAL EDUCATION COMMISSION

REGISTRATION CERTIFICATE OF PRIVATE NON-ENTERPRISE INSTITUTIONS

(Legal Representative)

Jingmin Min Zheng Zi No. 0030157

Code: 755252417

Issuing Authority: Beijing Civil Affairs Bureau
[Stamp of Beijing Civil Affairs Bureau]

Issuing Date: October 24, 2011 (Replacement of certificate)

Valid Period: From October 27, 2011 to October 26, 2015

Name:	The British School of Beijing
Address:	No. 5, West Six Street, Sanlitun, Chaoyang District, Beijing
Legal Representative:	Stewart Roger Gordon Fry
Start-up Capital:	RMB1.30 million
Competent Authority:	Beijing Municipal Commission of Education
Business Scope:	Scope of enrollment: children of foreign nationals resident in Beijing; level of education: Pre-school education, primary school, junior middle school ;;

Determined by Ministry of Civil Affairs of the People's Republic of China

Annual Review Records
[Stamp of Annual Review Passed Valid until May 31, 2013] [Stamp of Beijing Civil Affairs Bureau specially for the annual review of privately owned enterprises]
Date: July 6, 2012
[Stamp of Annual Review Passed Valid until May 31, 2014] [Stamp of Beijing Civil Affairs Bureau specially for the annual review of privately owned enterprises]
Date: June 9, 2013
Date:
Date:

Notes for Holder of Registration Certificate

1.	Registration Certificate of Private Non-Enterprise Institution is the credential for the legal establishment and business activities of private non-enterprise institutions. To be valid, such certificate must be stamped by the registration and administration authorities of private non-enterprise institutions.

2.	Registration Certificate of Private Non-Enterprise Institution contains an original and a duplicate, both shall have the same legal effect. The private non-enterprise institution shall hang up the original at prominent position in the office.

3.	Registration Certificate of Private Non-Enterprise Institutions shall not be altered, transferred, leased or lent. No other units or individuals may detain or seize the certificate except the registration and administration authorities of private non-enterprise institutions.

4.	If the registration particulars have been changed, the private non-enterprise institution shall apply to the original registration and administration authority for the replacement of a Registration Certificate of Private Non-Enterprise Institution in accordance with the relevant requirements; if the Registration Certificate of Private Non-Enterprise Institution is lost or damaged, the private non-enterprise institution shall immediately report to the registration and administration authority, and apply for re-issuance pursuant to the relevant requirements.

5.	If a private non-enterprise institution discontinues its activities, it should return the Registration Certificate of Private Non-Enterprise Institutions to the original registration and administration authority when cancelling its registration.

6.	This certificate is printed by the Ministry of Civil Affairs, and shall not be printed by any unit or individual without permission.

TAX REGISTRATION CERTIFICATE

(DUPLICATE)

Computer Code: 05A30280

Shui Zi   No.

Jing Zheng 110105755252417

Name of Taxpayer:	The British School of Beijing
Legal Representative (Person In Charge):	Stewart Roger Gordon Fry
Address:	No. 5, West Six Street, Sanlitun, Chaoyang District, Beijing
Registration Type:	Other organizations
Business Scope:	Scope of enrollment: children of foreign nationals resident in Beijing; level of education: kindergarten, primary school, middle school
Approved by:	Beijing Civil Affairs Bureau
Withholding and Payment Obligations: determined in accordance with the laws	Withholding and paying individual income tax

[Stamp of Beijing National Taxation Bureau]   [Stamp of Beijing Local Taxation Bureau]

Certificate Issuance Taxation Authorities

January 9, 2007

Determined by the State Administration of Taxation

Information of Head Office (To be completed by branches)	
Name	
Identification Number of Taxpayer	
Address	
Business Scope	
Establishment of Branches (To be completed by Head Office)	
Name Address	
Name Address	
Name Address	
Name Address	
Name Address	



Land Use Certificate



Land Use Certificate
土地使用证

Jing Shun Guo Yong (2008 Chu) Zi No.00033

Owner of Land Use Right	Beijing Limai School			
Location	Hou Sha Yu Town, Shunyi District			
Land No.		Drawing No.		
Type of Land (Use)	Composite	Acquisition Price		
Type of Usage Rights	Transfer	Expiration Date		March 12, 2058
Area of Usage Rights	119,985.10 sq.m.	In which	Exclusive Usage Area	119,985.10 sq.m.
			Shared Usage Area	

Upon review and verification, this certificate is issued and permission of registration is granted in respect of the land rights listed herein as applied for registration by the owner of land use rights pursuant to the relevant laws and regulations including the Constitution Law of the PRC, the Land Administration Law of the PRC and the Law of Urban Real Estate Administration of the PRC in order to protect the legal rights and interests of owners of land use rights.

_____ People's Government (Stamp)

May 14, 2008

Land Parcel Map

Unit: m. sq.m.

Obligee: Beijing Limai School

Land Parcel No.: 130420500004000000
Land Registry Land No.: 1-3-7-[24]

North



Anning Street (planned)
198.36
2 30.20 3

Beijing Limai School
00004
083 119985.10

Land in Yan Wang Zhuang Village
418.82

Guihua Si Road (planned)
424.39

5

355.26

Anhua Street (planned)

4

Drawn by: Chu Wei
Checked by: Xiong Shouru

Scale 1:2500

Date of Drawing: April 21, 2008
Date of Checking: April 26, 2008

Beijing Land Registration Form

Unit: sq.m.

<table>
<tr><td>Location</td><td colspan="3">Hou Sha Yu Town, Shunyi District, Beijing</td><td>Drawing no.</td><td>1-3-7-[24]</td></tr>
<tr><td>Obligee</td><td colspan="3">Beijing Limai School</td><td>Land no.</td><td>130420500004000000</td></tr>
<tr><td>Nature of ownership</td><td>State-owned land use right</td><td>Land grade</td><td></td><td>Land use</td><td>For scientific and educational purpose</td></tr>
<tr><td>Construction density</td><td></td><td>Construction plot ratio</td><td></td><td>Type of buildings</td><td></td></tr>
<tr><td>Total area of land parcel</td><td colspan="2">119,985.10</td><td colspan="2">Total area of land of shared ownership</td><td></td></tr>
<tr><td>Total GFA of land parcel</td><td></td><td>Total site area of buildings</td><td></td><td>Proprietary GFA</td><td></td></tr>
</table>

<table>
<tr><td colspan="12">Proprietary land area</td><td>Remarks</td></tr>
<tr><td colspan="2">Area of usage rights</td><td>119,985.10</td><td colspan="2">Land area occupied by buildings</td><td></td><td>Grade I Land</td><td colspan="5"></td><td>Parts and house no.:</td></tr>
<tr><td rowspan="3">Among which</td><td rowspan="2">Exclusive usage area</td><td rowspan="2">119,985.10</td><td rowspan="3">Among which</td><td rowspan="2">Exclusive usage area</td><td rowspan="2"></td><td>Area</td><td colspan="5"></td><td rowspan="2"></td></tr>
<tr><td>Grade II land</td><td></td><td>Area</td><td colspan="3"></td></tr>
<tr><td>Shared usage area</td><td></td><td>Shared usage area</td><td></td><td>Grade III land</td><td></td><td>Area</td><td colspan="3"></td><td></td></tr>
</table>

Date of surveying and mapping: April 21, 2008 Completed by: Chu Wei Checked by: Xiong Shouru Date of form completion: April 26, 2008

Determined by Beijing Real Estate Surveying and Mapping Institute

Notes

Registration Authority

[Stamp of Beijing Municipal Bureau of Land and
Resources specially for (illegible)]
May 14, 2008

Certification Supervision and Issuance Authority

[Stamp of the Ministry of Land and Resources of the PRC
specially for Land Certificate Administration]
No. 011725218

LAND USE PLANNING PERMIT FOR CONSTRUCTION PURPOSE
OF
THE PEOPLE'S REPUBLIC OF CHINA

Number 2007 Gui (Shun) Di Zi No. 0024

As reviewed in accordance with Article 31 of the Urban Planning Law of the People's Republic of China, this land use project has satisfied the requirements for urban planning and is approved for completion of the procedures for use of expropriated or allocated land.

This permit is hereby issued.

Issuing Authority   Beijing Municipal Commission of Urban Planning
[Stamp of Beijing Municipal Commission of Urban Planning]

Date April 19, 2007

Land User	Beijing Limai School
Name of Land Use Project	Land for education
Land Use Location	Hou Sha Yu Town, Shunyi District
Land Use Site Area	119,985.1 sq.m.

Name of Diagrams and Appendices
Appendix to the Land Use Planning Permit and a topographic map of the scope of the planned area of land use.

Matters for Compliance:

1. **This permit is the legal proof of approval of land use within the urban planning zone after reviewed by the competent administrative authority of urban planning.**

2. **Any construction land use approvals obtained or occupation of land without first obtaining this permit shall be null and void.**

3. **Without the consent of the issuing authority of this permit, none of the requirements of this permit shall be amended.**

4. **The diagrams and appendices required for this permit shall be determined by the issuing authority of this permit in accordance with the law and shall have the same legal effect as this permit.**

121030724E0103199-42005021539

BEIJING MUNICIPAL COMMISSION OF URBAN PLANNING
APPENDIX TO LAND USE PLANNING PERMIT FOR CONSTRUCTION PURPOSE
CONSTRUCTION PROJECT

[Stamp of Beijing Municipal Commission of Urban Planning]

2007 Gui (Shun) Di Zi No.0024

Date of Preparation: April 19, 2007

Land User: Beijing Limai School

Land Use Location: Hou Sha Yu Town, Shunyi District

Agent: Yin Fengmin   Mobile: 13601034816   Telephone: 80417453

Land Use Project		Land Use Area (sq.m.)	Number of Diagram
Land for Construction Purpose	Land for education	119,985.1	1-3-6-[4]
Land Expropriated for Urban Public Facilities	Land for roads	26,130.1	
	Land for greening	52,043.8	Document No. of Piling Results of Construction Site
	Land for other uses		No. 05197
Total		198,159	
Document Number of Revocation of Original Land Use Approval			

Copies to be submitted to: Beijing Municipal Commission of Urban Planning

Copies to be sent to: Beijing Municipal Bureau of Land and Resources

Matters for Notification:

1.   This appendix shall have the same legal effect as the Land Use Planning Permit for Construction Purpose.

2.   Regarding matters for compliance, please see the Land Use Planning Permit for Construction Purpose.

3.   The Land Use Planning Permit for Construction Purpose shall lapse if the State-owned Land Use Right Certificate is not obtained within two years of the issue of this permit from the competent administrative authority of land and resources.

4. In the event that the land uses permitted under this permit involve housing demolition and resettlement, greening, cultural relics and historic sites, survey marks, military facilities, aboveground or underground municipal and transportation facilities or items hidden underground, the land user shall contact the relevant competent administrative authority in advance for proper arrangment.

5. A separate Construction Project Planning Permit shall be obtained for newly-constructed structures and renovation and expansion of existing structures within the scope of land use for construction under this permit.

6. During the effective term of this Land Use Planning Permit for Construction Purpose, the competent administrative authority of planning may change or revoke the planning permit in accordance with the requirements of laws, regulations and rules. For the land granted, transferred or auctioned in accordance with the applicable national laws, the competent administrative authority of planning may revoke the original Land Use Planning Permit for Construction Purpose and its appendix issued in the manner permitted by laws.

7. The land user shall complete as required the demolition work within the scope of land expropriated and perform its duty of management on behalf of the competent authorities. It shall unconditionally relocate from the land and return the land to the competent urban authority for construction and management in accordance with government planning when the land is needed for urban development.

8. This Appendix to the Land Use Planning Permit for Construction Purpose is accompanied by one copy of the topographic map of the scope of land permitted for use.

9. The Land Use Planning Permit for Construction Purpose specifies the scope of land used by construction projects and the conditions for planned usage in accordance with the relevant requirements of laws, regulations and rules as well as the approved urban planning requirements. Regarding the disposal of objects on the land within the scope of the Land Use Planning Permit for Construction Purpose, the opinions of the competent administrative authority of land and resources and housing shall prevail.

CONSTRUCTION PROJECT PLANNING PERMIT
OF
THE PEOPLE'S REPUBLIC OF CHINA

Number 2007 Gui (Shun) Jian Zi No. 0199

As reviewed in accordance with Article 32 of the Urban Planning Law of the People's Republic of China, this construction project has satisfied the requirements for urban planning and is approved for construction.

This permit is hereby issued.

Issuing Authority   Beijing Municipal Commission of Urban Planning
[Stamp of Beijing Municipal Commission of Urban Planning]

Date January 19, 2007

[Work Commencement Permit has been issued on April 25, 2008]

Construction Unit	Beijing Limai School
Name of Construction Project	Five items including Zone A, Main Building of the International Division of Beijing Limai School
Location of Construction	Hou Sha Yu Town, Shunyi District
Construction Area	21,178.20 sq.m.
Name of Diagrams and Appendices Appendix to the Construction Project Planning Permit and one copy of the master plan of design of this project	

Matters for Compliance:

1. **This permit is the legal proof of approval of various construction projects within the urban planning zone after reviewed by the competent administrative authority of urban planning.**

2. **All structures constructed without obtaining this permit or not conforming to any of the requirements of this permit shall be illegal structures.**

3. **Without the consent of the issuing authority of this permit, none of the requirements of this permit shall be amended.**

4. **During the project construction period, the construction unit is obliged to submit this permit for inspection by the competent administrative authority of urban planning any time at its request.**

5. **The diagrams and appendices required for this permit shall be determined by the issuing authority of this permit in accordance with the law and shall have the same legal effect as this permit.**

121030724E0103199-42005021539

BEIJING MUNICIPAL COMMISSION OF URBAN PLANNING
APPENDIX TO CONSTRUCTION PROJECT PLANNING PERMIT
CONSTRUCTION PROJECT

[Stamp of Beijing Municipal Commission of Urban Planning]

2007 Gui (Shun) Jian Zi No. 0199

Date of Preparation: November 19, 2007

Construction unit: Beijing Limai School

Location of Construction: Hou Sha Yu Town, Shunyi District

Agent: Yin Fengmin Mobile: 13601034816 Telephone:

Diagram Number: 1-3-7-[24]

File Registration:

Document Cancellation Number:

Document Alteration Number:

Status of Approval							Planning Supervision and Inspection for Acceptance
No.	Construction Project	Construction Area (sq.m.)	Number of Floors		Height (m)	Number of Rooms	
			Above-ground	Under-ground			
1	Zone A, Main Building of the International Division of Beijing Limai School	5,310	3	-	14.05	-	[Stamp specially for Beijing Urban Planning,
2	Zone B, Main Building of the International Division of Beijing Limai School	6,640.50	4	-	18.25	-	Supervision and Inspection for Acceptance]
3	Zone C, Main Building of the International Division of Beijing Limai School	9,126.50	3	-	14.05	-	(2009) Shun No. 0091
	Of which underground	1,682	1	-	-6.0	-	August 10,
4	Boiler Room of Beijing Limai School	80.20	1	-	4.15	-	2009
5	Guard Room of Beijing Limai School	21	1	-	5.05	-	
Total		21,178.2	-	-	-	-	Of which civil defence project: _____

Remarks	Generally the structures permitted as numbered items listed in this table shall be single buildings, except in the "Total" row. Of which, No. 1: the height of the highest point is 16.15m. No. 2: the height of part of the structure is 14.05m and the height of the highest point of the structure is 20.35m. No. 3: the height of part of the second floor of the building is 13m; the height of the highest point of the structure is 16.15m; the depth of the lowest point underground is -8.3m.

Supervision Unit: Shunyi Branch Bureau of Beijing Municipal Commission of Urban Planning
Duplicate copies to be sent to: Beijing Municipal Commission of Urban Planning

Matters for Notification:

1. This Construction Project Planning Permit is issued in accordance with the requirements of laws, regulations and rules as well as the approved urban planning. For matters of compliance, please see the Construction Project Planning Permit.

2. This appendix shall have the same legal effect as the Construction Project Planning Permit.

3. The project designing unit shall prepare the design of construction drawings in accordance with national laws, regulations, rules, specifications, standards and planning requirements and shall be liable to legal obligations accordingly, of which the design of lightning protection device shall be subject to the review and approval of the competent meteorology administrative authority.

4. After obtaining the Construction Works Commencement Permit and the Construction Project Building Permit, the construction unit shall complete the procedures for planning line examination and completion inspection and acceptance in accordance with the relevant requirements for urban planning supervision. After completion inspection and acceptance of a project for which completion drawings shall be prepared as required, the completion drawings shall be prepared in accordance with the relevant national provisions applicable to the preparation of completion drawings which shall be submitted to the urban construction archive for filing.

5. This Appendix to the Construction Project Planning Permit shall be effective for a term of two years (or if a Construction Project Building Permit obtained from the competent administrative authority of construction within two years after obtaining this permit, it will be effective for the same term as the Construction Project Building Permit), after which it shall lapse automatically.

6. An application for renewal of this Construction Project Planning Permit shall be submitted to the competent administrative authority that issued such planning permit at least 30 days before expiry of the valid term of such planning permit.

7. During the valid term of this Construction Project Planning Permit, the competent administrative authority of planning may change or revoke the planning permit in accordance with the requirements of laws, regulations and rules.

8. This Appendix to the Construction Project Planning Permit and the attached diagram (being the master plan of design) are in quintuplicate (including the copies to be sent to parties other than the recipient). The appendix and the diagram together constitute an effective document.

Construction Project Building Permit

The People’s Republic of China
Construction Project
Building Permit
(duplicate)

Ministry of Construction of the PRC

The People's Republic of China
Construction Project Building Permit

Number [2008] Shi Jian Zi No. 0670

    Pursuant to Article 8 of the Construction Law of the PRC, this certificate is hereby issued and permission of construction is granted in respect of this construction project as it has complied with the construction conditions upon review.

Issuing Authority   Beijing Municipal Construction Committee
[Stamp of Beijing Municipal Construction Committee specially for the Approval of Construction Project Building Permit]

Date   April 25, 2008

Printing Number: 0001925

Construction Entity	Beijing Limai School		
Project Name	Zones A, B and C of the Main Building of the International Department of Beijing Limai School and its boiler room and guard room		
Location	Hou Sha Yu Town, Shunyi District		
Construction Scale	21,178.2 sq.m.	Contract Price	RMB27.10 million
Design Entity	China City Construction North Construction Survey and Design Institute Co., Ltd		
Construction Entity	Beijing Shunyi Construction and Engineering Company		
Supervision Entity	Beijing Shunjinsheng Construction and Engineering Co., Ltd.		
Contract Commencement Date	December 29, 2007	Contract Completion Date	October 23, 2008

Remarks: 2007 Gui (Shun) Jian Zi No. 0199 This project stopped earthwork and concreting operations, etc. and completed safety protective work during the period from July 20 to September 20, 2008. The corresponding unitary codes of this certificate are 0000207735, 0000207736, 0000207737, 0000207738 and 0000207739.

Important Notes:

1. This certificate shall be placed at the construction site to serve as the proof of permission for construction.
2. Without permission from the issuing authority, no changes shall be made to this certificate.
3. The construction administration authority may inspect this certificate.
4. Construction shall commence within three months from the date of issuance of this certificate, failure of which requires procedure for extension to be carried out. This certificate shall automatically expire if no procedure for extension is carried out or the frequency or time period of extension has exceeded the statutory requirement.
5. Unauthorized construction without obtaining this certificate is illegal and shall be penalized according to the provisions under the Construction Law of the PRC.

1ST FLOOR PLAN
NORD ANGLIA BEIJING INTERNATIONAL SCHOOL
SCALE 1:1000

(FFL +6.00 M)

N





2ND FLOOR PLAN

NORD ANGLIA BEIJING INTERNATIONAL SCHOOL

SCALE 1:1000

(FFL +4.20 M)

N



CPG
CONSULTANTS



3RD FLOOR PLAN

NORD ANGLIA BEIJING INTERNATIONAL SCHOOL

SCALE 1:1000

(FFL +4.20 M)

N



CPG
CONSULTANTS



4TH FLOOR PLAN

NORD ANGLIA BEIJING INTERNATIONAL SCHOOL

SCALE 1:1000

(FFL +4.20 M)

N



[The Project Construction Standard omitted]

Form of Final Acceptance

Number: 2009 Shun-134

Form of Final Acceptance of
Beijing Housing, Building and Municipal Infrastructure Projects

Name of Project: Five items including Zone A, Main Building of the International Division of Beijing Limai School

Unit of Construction: Beijing Limai School

Determined by Beijing Municipal Construction Committee

Name of Project	Five items including Zone A, Main Building of the International Division of Beijing Limai School			
Site of Project	Hou Sha Yu Town, Shunyi District			
Gross Floor Area (m²) / Construction Cost of Project (in RMB10,000)		21,439.26 m² / RMB27.10 million		
No. of Planning Permit	2007 Gui (Shun) Jian Zhi No. 0199	Type of Project		Building construction project
No. of Construction Permit	[2008] Shi Jian Zhi No. 0670	Type of Structure		Framework
Date of Commencement	August 16, 2007	Date of final Acceptance		August 28, 2009
Name of Unit			Legal Representative	Contact Telephone
Construction Unit: Beijing Limai School			Wang Kui	64570360
Survey Unit: Beijing Geological Engineering Survey Institute			Zhang Anjing	51166666
Design Unit: China City Construction North Construction Survey and Design Institute Co., Ltd			Yang Zhongchang	88592825
Works Construction Unit: Beijing Shunyi Construction and Engineering Company			Li Ruifu	69428721
Unit of Supervision: Beijing Shunjinsheng Construction and Engineering Supervision Co., Ltd.			He Yinyu	69433074
Project Quality Supervision Institution: Beijing Shunyi District Construction and Engineering Quality Supervision Station				
This project has passed final acceptance inspection in accordance with Article 16 of the Regulation on the Quality Management of Construction Projects. The documents required are ready for filing in accordance with Article 49 of the Regulation on the Quality Management of Construction Projects. Construction Unit (Stamp) [Stamp of Beijing Limai School]				
Legal Representative (signature)	(signed)		Date of Submission	September 3, 2009

Contents of documents for final acceptance of the project	1. Project final acceptance report; 2. Project construction permit; 3. Unit project quality comprehensive inspection document; 4. Quality inspection and functional testing information on municipal infrastructure; 5. Relevant information to be provided which is deemed as necessary by the filing authority; 6. Recognized or approved documents issued by departments such as planning, public security and fire-fighting authorities;

7. Project quality warranty certificate signed by the works construction unit;

8. "Housing Quality Assurance Certificate" and "Housing Utilization Explanatory Manual" for commodity housing;

9. Other documents necessary to be provided in accordance with the regulations and rules.

The final acceptance documents for this project have been duly received on September 13, 2009.
[The filing documents have been received]

Remarks:

1. The parties involved in the construction shall assume their respective quality responsibilities and strictly fulfill their warranty obligations in accordance with the laws, regulations and rules.

2. This filing is for unit project (sub-unit project or contract section) final acceptance. The construction unit shall complete other inspections after the overall completion of the construction in accordance with the relevant laws, regulations or rules.

3. The outstanding issues in relation to water, electricity, heat and gas supplies, landscaping, postal and telecommunications, communications, security, health and epidemic prevention shall be properly settled by the relevant authorities contacted by the construction unit.

4. The recognized or approved documents issued by the environmental authorities shall be followed by the relevant authorities contacted by the construction unit in accordance with the relevant provisions of the Regulation on Environment Management of the Construction Projects (Decree No. 253 of the State Council of the PRC).


(Stamp specially for filing purpose)
[Stamp of the Commission of Urban-rural Development of Shunyi District, Beijing specially for project construction and inspection and acceptance]

September 7, 2009


Note: 1. The place of "legal representative" shall be duly completed with pen or carbon pen in correct writing and free from alteration after the form is downloaded and printed; the signature shall be true and effective, and the common chop shall conform with legal requirements. 2. The copies of the documents listed shall be stamped with the copied common chop stating the depositary of the original documents, signature of the handling person and date. 3. This form is produced in two duplicate copies. One is kept on file by the construction unit and the other by the filing administration authority.

Written Reply on the Name Change of Beijing Limai School

Beijing Limai School Change into Beijing New Talent School

The Education Committee of Shunyi District, Beijing

Shun Jiao Min Fa [2008] No. 3

Written Reply on the Name Change of Beijing Limai School

To Beijing Limai School:

The relevant application documents on the name change of your school have been received, after due consideration by the Education Committee of Beijing Shunyi District, the following reply has been given:

It is agreed that the name of your school will change from "Beijing Limai School" into "Beijing New Talent School".

Approval reply is hereby granted.

[Stamp of the Education Committee of
Shunyi District, Beijing]

April 21, 2008